K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 20, 2021

VIA EDGAR

Ms. Valerie Lithotomos, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. Lithotomos:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on August 23, 2021, related to Post-Effective Amendment No. 68 (“PEA No. 68”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 7, 2021, for the purpose of registering shares of a new series of the Trust: Nuveen Growth Opportunities ETF (the “Fund”). Appendix A to this correspondence, which has been provided via e-mail under separate cover, reflects changes made to the Fund’s Prospectus and Statement of Additional Information (“SAI”), as filed in PEA No. 68, in response to the Staff’s comments. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: Please confirm that the disclosure related to the Proxy Portfolio in the Fund’s Prospectus and SAI matches up with the corresponding disclosure in the prospectus and SAI filed on behalf of the actively-managed, non-transparent series of Natixis ETF Trust II. In addition, please confirm that the Fund’s Prospectus and SAI

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Ms. Valerie Lithotomos

September 20, 2021

comply with the Natixis ETF Trust II exemptive order issued by the SEC on December 10, 2019 (the “Natixis Order”).[1]

Response: Confirmed with respect to both items.

2.

Comment: The Staff notes that the legend on the front cover page of the Prospectus that references the sections of the Prospectus and SAI that discuss the Fund’s “unique attributes and risks” related to its use of a Proxy Portfolio should include more specific references to the relevant sections’ page numbers. Please revise the legend to include page numbers.

Response: The Registrant notes that the most recently filed prospectus on behalf of the actively managed, semi-transparent series of Natixis ETF Trust II (referenced in Comment 1) (the “Natixis Prospectus”) does not include page numbers for the relevant sections in its corresponding legend disclosure. Further, the Registrant believes that the legend, as written, very specifically describes the sections and sub-sections where this information is located. Nowhere else in the Fund’s Prospectus, besides the Table of Contents, does the Fund use page numbers to cross-reference information, and the Registrant would prefer not to add page numbers for each of the eight Prospectus sub-sections and two SAI sub-sections referenced in the legend. Accordingly, the Registrant respectfully declines to make the suggested change.

3.	Comment: Please provide the fees, expenses and expense examples for the Fund in advance of efficacy for review.

Response: The Fund’s completed fees and expenses table and expenses examples are set forth in Appendix A-1.

4.

Comment: Please confirm that the acquired fund fees and expenses (“AFFE”), if any, for the Fund will not exceed one basis point. If AFFE will exceed one basis point, please revise the applicable Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

5.	Comment: Please confirm that the Fund has not entered into fee reimbursement or recoupment arrangements.

[1]	Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (Nov. 14, 2019) (notice) and 33711 (Dec. 10, 2019) (order).

Ms. Valerie Lithotomos

September 20, 2021

Response: Confirmed.

6.	Comment: Please consider rephrasing for clarity the opening sentence of the Fund’s principal investment strategy, which twice references “normal” conditions.

Response: The Registrant has made the requested change.

7.

Comment: Please clarify supplementally the contemporaneous foreign markets referenced in the Fund’s principal investment strategy. If the Fund would, in fact, want to include Central American and South American markets as investable contemporaneous foreign markets, please confirm with the Staff; otherwise, please supplementally confirm contemporaneous foreign markets will be Canada only.

Response: The Registrant confirms that Canada is the only investable contemporaneous foreign market in which the Fund may invest.

8.

Comment: The Staff notes that the last sentence of the first paragraph of the Fund’s principal investment strategy states that, “[a]s of the date of this Prospectus, the Fund invests a significant portion of its assets in companies in the information technology sector.” Please explain what “significant” means.

Response: The Registrant notes that, per Form N-1A, the Fund’s principal investment strategy describes the “types of securities in which the Fund principally invests or will invest.” Accordingly, when the Fund singles out individual sectors in which the Fund invests a “significant” portion of its assets, the Fund is notifying investors that the Adviser considers investments in that sector to be principal investments of the Fund, as of the date of the Prospectus, that warrant a mention in the Fund’s principal investment strategy and its principal risks, even though the extent to which the Fund invests in such sector(s) is subject to change. In general, for a sector to be referenced in a Fund’s principal investment strategy or principal risk sections, Fund holdings in that sector comprise at least approximately 15% of the Fund’s assets. The Registrant, however, does not believe that defining “significant” in the Fund’s strategy would be beneficial to investors given that this is not a rule that dictates Fund strategy and sector allocations regularly change in response to market conditions. In addition, defining “significant” to mean a certain percentage could be misinterpreted by investors as the creation of a rule by which the Fund must invest a certain amount in a given sector. This could also create investor confusion if different fund groups use different percentage thresholds to define what is meant by “significant” (e.g., 10%, 15%, 20%); whereas, terms like “concentrate” have a universal meaning. Further, the Registrant believes that the Fund’s sector allocation is incidental to its overall strategy.

Ms. Valerie Lithotomos

September 20, 2021

The sentence at issue is meant to provide a snapshot in time and demonstrate that the Fund may have increased exposure to a particular sector at any given time. By contrast, if a fund’s strategy requires the fund to invest in a particular sector, the fund can address this through its concentration policy, a Rule 35d-1 names policy, or simply by stating that the fund focuses or invests “primarily” or “principally” in a particular sector. Further, if an investor wants to understand the sector breakdown of a fund, this information is readily available, on a more timely basis, on a fund’s website. Accordingly, the Registrant respectfully declines to define “significant” in the Fund’s principal investment strategy.

9.

Comment: The Staff notes that ESG data is integrated as part of the Fund’s investment process, as described in the Fund’s principal investment strategy. Please include a definition of ESG and a brief summary of the Fund’s ESG methodology as part of the Fund’s Item 4 disclosure and, if appropriate, include additional disclosure related to the Fund’s ESG investing. In the alternative, explain why such disclosure is not required.

Response: Although the Fund does not include “ESG” in its name, as part of its active management strategy, the Fund’s portfolio managers consider ESG data in their overall investment analysis when selecting Fund holdings. But, as noted in the Fund’s principal investment strategy, the Fund’s “portfolio managers maintain discretion to invest in companies that do not exhibit positive ESG characteristics if it supports the Fund’s overall investment objectives.” The Fund’s ability to invest in securities is not constrained by specific ESG criteria or prohibitions against certain investments in the same way that an ESG index fund, which tracks an index that applies an ESG methodology, is constrained. A company’s ESG characteristics is one of many factors considered by the Fund’s portfolio managers during the investment process. ESG data is considered alongside a company’s economic data, including its valuation, earnings growth potential and other business fundamentals. Accordingly, since the Fund does not adhere to a specific ESG methodology, nor is the Fund constrained by any ESG data, the Fund respectfully declines to provide a detailed description of the ESG data considered by the Fund in the same manner in which it declines to identify the specific metrics used to evaluate a company’s growth prospects and valuation. However, the Registrant has added the following as the penultimate sentence of the second paragraph of the “Principal Investment Strategies” section:

ESG data is an additional tool used by the Fund’s portfolio managers, within the context of broader security analysis, because a company’s positive or negative ESG characteristics can be used by the portfolio

Ms. Valerie Lithotomos

September 20, 2021

managers to identify opportunities for return or potentials for risk, respectively.

In addition, the Registrant has added ESG Strategy Risk as a principal risk of the Fund.

10.	Comment: Please revert to, or revise, the Funds’ registration statement to use “non-transparent” in accordance with the Natixis relief and order that the Fund is licensing.

Response: The Registrant has made the requested changes.

11.

Comment: Consider adding language to the Fund’s “Authorized Participant Concentration Risk” that notes there are fewer APs that may want to service an actively-managed, non-transparent ETF and more APs may be willing to walk away from a relationship with the Fund during market volatility due to the unique nature of the Fund.

Response: Per Comment 1, the “Authorized Participant Concentration Risk” matches the corresponding disclosure in the Natixis Prospectus. The Registrant notes that the existing risk disclosure explains (i) there are a limited number of APs that may service the Fund, (ii) these APs may choose to walk away, and (iii) the “novel structure [of the Fund] may affect the number of entities willing to act as Authorized Participants, and this risk may be exacerbated during times of market stress.” Accordingly, the Registrant believes the Staff’s concerns are already addressed and respectfully declines to revise the referenced risk disclosure.

12.

Comment: Consider whether an ESG risk factor is appropriate for this Fund. Also, please consider if risk disclosure related to the Fund’s use of one or more third-party data providers is appropriate since criteria used by providers can differ significantly.

Response: As noted in response to Comment 9, the Registrant has added “ESG Strategy Risk” as a principal risk of the Fund. This risk disclosure notes that the Fund’s portfolio managers may rely on ESG data from affiliated or third-party research providers that could be incomplete or erroneous. However, as noted in response to Comment 9, the Fund’s portfolio managers consider ESG data as one of several factors within their broader security analysis and may, in their sole discretion, invest Fund assets in securities that do not exhibit positive ESG characteristics.

13.	Comment: Please revise the “Tracking Error Risk” for clarity by re-wording the phrase “potentially materially.”

Ms. Valerie Lithotomos

September 20, 2021

Response: Per Comment 1, the “Tracking Error Risk” matches the corresponding disclosure in the Natixis Prospectus. In addition, the Registrant believes the referenced language is clear as written. Accordingly, the Registrant respectfully declines to revise the referenced risk disclosure.

14.

Comment: Pursuant to Items 9(a) and 9(b) of Form N-1A, respectively, please (i) restate the Fund’s investment objective and (ii) provide a description of the Fund’s implementation of its investment objective in the “Additional Detail About the Fund’s Strategies, Holdings and Risks” section, rather than cross-reference the Item 2 and Item 4 disclosure.

Response: The Registrant believes the Fund’s current Item 2 and Item 4 disclosure, as set forth in the Fund’s summary section, provides a complete and appropriate description of the Fund’s investment objective and principal investment strategy. The Registrant further notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, we respectfully decline to revise the Fund’s Item 9 disclosure to restate the Fund’s investment objective and principal investment strategies.

15.

Comment: The Staff notes that “Derivatives” are listed under the Portfolio Holdings section of the Prospectus, but not in Item 4. Please confirm that the Fund is permitted to invest in derivatives pursuant to the Natixis Order.

Response: Confirmed. Under the Natixis Order, the Fund may invest in “U.S. listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly.” Further, although the term “derivatives” is not mentioned in the Fund’s Item 4 principal investment strategy, it does specifically mention that “the Fund may utilize U.S. listed, exchange-traded futures contracts.”

16.

Comment: Under “Cash Equivalents and Short-Term Investments” in the Prospectus, please clarify that short-term U.S. Treasury securities, government money market funds and repurchase agreements are the only available “cash equivalent” options for the Funds.

Response: The Registrant has made the requested change.

17.	Comment: Please review the “Proxy Portfolio Methodology” section in the Prospectus and confirm its accuracy.

Ms. Valerie Lithotomos

September 20, 2021

Response: Confirmed.

Statement of Additional Information

18.	Comment: Under “Investment Policies and Techniques—Borrowing,” please explicitly note that there will be no borrowing for investment purposes.

Response: The Registrant has made the requested change.

19.	Comment: Please confirm that the Fund is permitted to invest in the derivatives described in the “Investment Policies and Techniques” section of the SAI, pursuant to the Natixis Order.

Response: Confirmed. See our response to Comment 15.

20.

Comment: Under “Investment Policies and Techniques— Other Investment Policies and Techniques,” please remove the “Over-the-Counter Market” and “When-Issued or Delayed-Delivery Transactions” sections on the basis of the Natixis order.

Response: The Registrant has made the requested changes.

21.	Comment: Please include the form of Authorized Participant Agreement as an exhibit to the registration statement.

Response: The Registrant notes that the Trust’s Form of Authorized Participant Agreement was filed with the SEC previously and is incorporated by reference into the Fund’s registration statement as Exhibit (e)(vi) in Item 28 of the Part C and is accessible via hyperlink.

*  *  *  *  *

Ms. Valerie Lithotomos

September 20, 2021

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Diana Gonzalez, Esq.

Ms. Valerie Lithotomos

September 20, 2021

Appendix A-1

Nuveen Growth Opportunities ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.55%
*	Other Expenses are estimated for the current fiscal year.

Example

1 Year	$56
3 Years	$176